Washington Mutual

(logo)

Head Office
1201 3rd Avenue
Seattle WA  98101

February 20, 1998

As of and for the year ended December 31, 1997, Washington Mutual, Inc. has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's UNIFORM SINGLE ATTESTATION PROGRAM FOR MORTGAGE BANKERS ("the USAP"). As of and for this same period, Washington Mutual, Inc had in effect a fidelity bond and errors and omissions policy in the amounts of $60 million and $25 million, respectively.


Steven Freimuth
Executive Vice President
Lending Administration